FORM 52 – 109F1
CERTIFICATION OF ANNUAL FILINGS

I, Joseph Scipioni, President and Chief Executive Officer of PolyMet Mining Corp., certify that:

1.

Review: I have reviewed the AIF, , annual financial statements and annual MD & A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of PolyMet Mining Corp. (the issuer) for the financial year ended January 31, 2009.

2.

No Misrepresentations: Based on my knowledge, having exercised all reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised all reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.

Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109

Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the financial year end:

	(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

		(i)	material information relating to the issuer, is made known to us by others, particularly during the period in which the annual filings are being prepared, and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control Framework: The control framework of the issuer’s other certifying officer and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework.

5.2	N/A

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer and I have:

(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end ad the issuer has disclosed in its annual MD&A our conclusions about effectiveness of DC&P at the financial year end based on that evaluation;

	(b)	evaluated, or caused to be evaluated under supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A:

		(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation, and

		(ii)	for each material weakness relating to operation existing at the financial year end:

			A.	a description of the material weakness;

			B.	the impact of the material weakness on the issuer’s financial reporting and its ICFR, and

			C.	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

8.

Reporting changes in ICFR: The issuer has disclosed in its MD&A any change in the issuer’s ICFR that occurred during the period beginning on February 1, 2008 and ended on January 31, 2009 that materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

9.

Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Dated: April 30, 2009

“Joseph Scipioni” (signed)
Joseph Scipioni
President & Chief Executive Officer